UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Distribution Agreement with Scanary

On December 4, 2025, Jeffs’ Brands Holdings Inc. (“Holdings”), a wholly owned subsidiary of Jeffs’ Brands Ltd. (the “Company”), entered into a definitive agreement (the “Agreement”) with Scanary Ltd. (“Scanary”), an Israeli deep-tech developer of 3D imaging, electromagnetic, and artificial intelligence (“AI”)-powered threat detection systems, pursuant to which, on the terms and subject to the conditions of the Agreement, Scanary granted Holdings exclusive distribution rights to Scanary’s electromagnetic imaging and AI homeland security screening systems in Canada, Germany and the United Arab Emirates, and non-exclusive distribution rights in Spain and Italy (collectively, the “Territories”).

In consideration for the exclusive distribution rights, Holdings agreed to pay Scanary a total consideration of $1,000,000, payable in five equal monthly installments of $200,000, with each installment due at the end of each calendar month following the date of the Agreement. Pursuant to the Agreement, Scanary will pay Holdings an Exclusivity Payment (as defined in the Agreement) through periodic payments equal to 10% of Scanary’s gross sales revenues received and collected, less (i) direct costs of goods sold, (ii) shipping and logistics costs, (iii) sales commissions, (iv) applicable taxes and duties, and (v) any other direct costs reasonably attributable to such sales.

Under the Agreement, Scanary may, from time to time and at its discretion, identify sales opportunities outside the Territories. If Scanary elects to refer such an opportunity to Holdings, Holdings will have a right of first refusal to pursue the opportunity. Holdings must notify Scanary within a reasonable period whether it chooses to pursue the opportunity. Any such opportunity will be subject to mutual agreement between the parties regarding the applicable commercial terms, pricing, responsibilities, and other relevant conditions, to be determined on a case-by-case basis.

The Agreement provides for an initial term of twenty-four (24) months and will automatically renew for an additional twenty-four (24) months if Holdings achieves a cumulative purchase target of 20 systems during the initial term, and may thereafter be further renewed upon satisfying the performance requirements specified in the Agreement.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: December 4, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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